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Exhibit 99.114

TWEED TO PRESENT A COLLABORATIVE FASHION SHOW AT TORONTO MEN’S FASHION WEEK FALL/WINTER 2018

Bringing together 18 Canadian designers, Tweed: Fabric of Creativity will highlight the intrinsic similarities between the fashion and cannabis industries

March 5, 2018

TORONTO,ON – Tweed Inc. (“Tweed”) is proud to present a collaborative fashion show at TOM* F/W this coming week. Over the past four years, Tweed has grown and sold thousands of kilograms of legal, high-quality cannabis products to medical customers across the country, always staying true to its roots and personality as an approachable, proudly Canadian producer.

On the evening of March 9, 2018, working in collaboration with some of Canada’s top clothing designers, Tweed is set to present its first ever runway show, Tweed: Fabric of Creativity, at Toronto Men’s Fashion Week. The show will feature 36 designs by 18 of Canada’s top talents, and will showcase the Tweed personality to a new, equally discerning audience.

Tweed: Fabric of Creativity will showcase the immense talents of designers Zane Barlas, NICO, Xian, Pascal Labelle, Candace Daniela, Tristan Licud, Nabeel Sheikh, JM Trends, Joseph Tassoni, Shelli Oh, Kristian Nielsen, Thomas Henry, Austen Dor, WRKDEPT, L’MOMO, Get Fresh Company, Ross Mayer, and FARLEY CHATTO.

The designers and their teams have been tasked with creating ensembles that combine both tweed fabric as well as their interpretation of the essence of the Tweed brand for the runway show.

The fashion show is just one component of Tweed’s participation in Toronto Men’s Fashion Week. For the duration of TOM* (March 9 to 11, 2018), as well as its sister event, Toronto Women’s Fashion Week (March 12 to 14, 2018), Tweed will have an on-site informational exhibit so that the adult, fashion community can get to know who we are as Canadian leaders and proud cannabis connoisseurs.

Tweed was founded with the belief that cannabis can be a force for good. Not something that should be hidden, but something which deserves informed, open dialogue. Whether through doctor education, our celebrated Artists in Residence program, or fashion week, Tweed supports the communities in which it is present.

“With brand names like Argyle and Herringbone, we are excited to finally engage with the diverse and creative fashion community to bring our personality to life, enriching the fabric of Tweed through dialogue and engagement,” said Bruce Linton, co-founder and CEO of Tweed. “This is an exciting time and an exciting project for Tweed.”

Tweed: Fabric of Creativity takes place Friday, March 9, 2018 at 9pm during Toronto Men’s Fashion Week at 1 Yonge Street.

For more information, interview requests with Tweed`s Director of Marketing Amy Wasserman or any of the 18 featured designers, designer sketches, and hi-res photography, please contact: Brill Communications at 416-533-6425

Desia Halpin-Brill	Myriam Tardif

desia@brillcommunications.ca	myriam@brillcommunications.ca

About Tweed

Tweed is a wholly owned subsidiary of Canopy Growth Corporation (TSX:WEED) and a globally recognized cannabis production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

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